Via Facsimile and U.S. Mail
Mail Stop 6010

March 6, 2008

Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

Re: Universal Health Services, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2007
Filed November 8, 2007
File Number: 001-10765

Dear Mr. Filton:

We have completed our review of your Form 10-Q and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief